Exhibit 99.2

Oasmia Pharmaceutical AB develops, manufactures, markets and sells a new generation of drugs within human and veterinary oncology. Product development aims to produce novel formulations based on well-established cytostatics which, in comparison with current alternatives, display improved properties, a reduced side-effect profile and expanded therapeutic areas. Product development is based on in-house research within nanotechnology and company patents. The company share is listed on NASDAQ Stockholm, the NASDAQ Capital Market in the US and the Frankfurt Stock Exchange.

BUSINESS ACTIVITIES

In July 2018 the European Medicines Agency (EMA) came back with yet another question regarding the company’s registration application for Apealea. The reply containing additional information was submitted in August and notification is expected from EMA in September 2018. The preparations for submission to the U.S. till Food and Drug Administration (FDA) continue and the comments from EMA are being incorporated in the application. For Apealea it was reported in April 2016 that all the objectives in the phase III study on ovarian cancer had been achieved and that positive results had been attained. This study will form the basis of submissions to the authorities. Further sub-group analyses of the phase III study were reported in June 2018 at the world’s largest oncology conference, ASCO, in Chicago.

During the period launch preparations were intensified in Europe. On the basis of the advantages that have been seen for Apealea in studies and feedback from EMA, an extensive survey of reimbursement systems and local price strategies has been carried out. The company has hired a highly reputed advisor to do this and to find distributors.

Apart from a break for maintenance during the summer, production continued at full capacity in Uppsala during the quarter. In accordance with new Russian rules, the Russian Ministry of Health carried out a full GMP inspection of our facility in June. In August the official GMP certificate was received from the Russian authorities and it was thus possible to resume deliveries. Further deliveries will be made on a continuous basis. Oasmia will stop producing Apealea in Uppsala during the autumn and to instead begin all commercial production abroad for all markets.

Our distributor in Russia, Hetero Labs, has initiated a long-term and methodical strategy to sell Paclical. As part of this strategy, Hetero plans, in consultation with Oasmia, to perform a clinical phase III study in patients with first and second line breast cancer treatment. This study is expected to start in 2018. The aim is to broaden both the indications and the penetration of the product.

Hetero will also be able to begin sales of Doxophos, which has received approval from the Russian authorities, when they have obtained an official price from the authorities. Full production of Doxophos will begin in Uppsala during the autumn when production of Apealea begins abroad.

The assets in the veterinary medicine area have been transferred to Oasmia’s wholly-owned subsidiary in the US, AdvaVet Inc. The aim is for AdvaVet to be financed and operate separately and Oasmia has thus hired financial advisors with a view to listing AdvaVet on the NASDAQ in New York. A CEO and a CFO and a very experienced US-dominated Board have been appointed and certain other important positions have also been filled. Of the Board of five people, four live in the US and three are independent of Oasmia. It is the US that is the principal market for the type of treatments that Paccal Vet and Doxophos Vet are designed for and the time until approval is also considerably shorter there compared with Europe, for example. This is due to the fact that so-called conditional approval can be obtained if the products are unique and for indications where few or no other approved products exist. Both Paccal Vet and Doxophos Vet have MUMS status, which allows this shorter approval process.

Oasmia Pharmaceutical AB (publ) – Interim Report May – July 2018 2 (19)

PRODUCT DEVELOPMENT

HUMAN HEALTH

Apealea / Paclical

Paclical is a patented formulation of paclitaxel in combination with Oasmia’s patented XR17 technology. Apealea has orphan drug status (see below) in the US for the indication of ovarian cancer. The product is called Paclical in Russia but Apealea in Europe. Paclical is approved for the treatment of ovarian cancer in Russia and Kazakhstan.

Oasmia has performed a phase III study with Paclical for the treatment of ovarian cancer, an indication with around 250,000 new annual cases globally. The final phase III study report, which was completed during the third calendar quarter of 2015, was included as part of the marketing authorization application for the EU that was submitted to EMA in February 2016. In April 2016, the company presented primary positive overall survival data (OS data) from the study. This data will form the basis of the application to the FDA in the US for market approval but has also strengthened the European application.

In June 2018, Oasmia presented the phase III study on ovarian cancer at ASCO, the American Association of Clinical Oncology, which is the world’s largest congress in clinical oncology. The presentation also included further, previously unreported sub-group analyses.

Doxophos

Doxophos is a patented formulation of the cytostatic doxorubicin in combination with XR17. Doxorubicin is one of the most effective and widely used substances for the treatment of cancer. The company has received market approval for Doxophos in Russia as a hybrid pharmaceutical (improved generic pharmaceutical). Approval was received for many forms of cancer, amongst other things cancer of the blood, the skeleton, the breast, the prostate and the lungs.

Docecal

Docecal is a patented formulation of the cytostatic docetaxel in combination with XR17. A clinical pharmacokinetic crossover study and a randomized clinical study, both in comparison with Taxotere for the indication of metastatic breast cancer, are ongoing. Both studies were started in 2016 and the last of a total of 228 patients at 17 clinics in 5 countries has now completed treatment. The results of the randomized study will form the basis of the application for market registration in Russia as a first market and the two studies will form the basis of discussion with other authorities such as EMA for Europe and the FDA for the US.

XR17

XR17 is Oasmia’s patented excipient, which can make insoluble molecules water soluble by forming nanoparticles, which are immediately dissolved in the bloodstream without using solvents. This results, amongst other things, in shorter infusion times and no need for premedication of patients, which are positive properties compared with previously existing drugs based on the same active ingredients.

In 2016, Oasmia completed a study to investigate the safety and tolerance of XR17 in healthy volunteers. The study confirms that the side effects of the excipient are mild and that safety is good.

OAS-19

OAS-19 is the first cancer drug to apply two active cytostatics in one infusion. It is the unique properties of XR17 that make this combination possible. This concept provides Oasmia with yet another dimension for drug development with multiple active substances in one micelle, where substances with different water solubility can also be combined. Previous pre-clinical studies have shown promising results.

KB9520

KB9520 is a substance acquired from Karo Pharma in November 2016. In pre-clinical studies, the substance has shown that it contributes to reduced side effects of treatment with cytostatics when intake of KB9520 and cytostatic treatment are combined. KB9520 has also demonstrated good efficacy for several types of cancer in pre-clinical models. In these disease models, treatment has shown a significant reduction in tumour size by stimulating apoptosis (programmed cell death) and inhibiting cell growth. The company is actively looking for a partner together with whom Oasmia can drive the project forward.

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Orphan drug designation is granted for minor indications and entails market exclusivity for seven (EU) and ten (US) years for the indication, when market approval has been obtained.

ANIMAL HEALTH

Oasmia’s veterinary products are based on the same XR17 technology and the same well-known active ingredients used in humans. However, the approval processes, dosages and marketing of the veterinary products differ so significantly from what is the case for the human products that Oasmia has decided to put these products in a separate company. With the recently completed spin-off of AdvaVet, Inc., our wholly-owned subsidiary, we now have a separate organization that can focus entirely on veterinary usage. The market for veterinary medicine was estimated to be USD 16.6 billion1 for the US alone.

Paccal Vet

Paccal Vet is a patented formulation of paclitaxel in combination with XR17 and is intended for use in dogs. Oasmia has been granted MUMS designation (see below) by the U.S. Food and Drug Administration (FDA) for Paccal Vet in the treatment of mast cell tumours, mammary carcinoma and squamous cell carcinoma. In February 2014, Paccal Vet was granted conditional approval by the FDA for treatment of mammary carcinoma and squamous cell carcinoma in dogs. Oasmia expects that a change in therapy through changed dosage to reduce side effects and thereby increase quality of life for pets will make the product more attractive to veterinarians and pet owners. To achieve this objective, the company has withdrawn its conditional approval to allow the start of a new study that can confirm a new treatment regimen. Preparations for these studies are well underway.

Doxophos Vet

Doxophos Vet is a patented formulation of doxorubicin in combination with XR17. Oasmia is developing Doxophos Vet for the treatment of lymphoma, which is one of the most common cancers in dogs. Doxophos Vet has been granted MUMS designation (see below) in the US for the indication lymphoma.

In February 2015, a phase II study was initiated whose primary endpoint is response rate in the treated dogs. All dogs enrolled in the study have been treated and the dogs enrolled in a follow-up study have been monitored until progression. This study will form the basis of the application for approval to the FDA. The results of the study are being compiled at the moment.

1 According to the American Pet Products Association, “2017–2018 National Pet Owners Survey”

Oasmia Pharmaceutical AB (publ) – Interim Report May – July 2018 4 (19)

AdvaVet Inc.

Over the past year Oasmia has been working to transfer the veterinary medicine assets to the American subsidiary AdvaVet Inc. All veterinary assets for the products Doxophos Vet and Paccal Vet have now been transferred to the subsidiary.

AdvaVet has been built up with American management during the spring and summer of 2018. Five members, the majority of whom are from the US, have been recruited to AdvaVet’s Board. Moreover, a CEO and a CFO as well as certain other key positions are now in place.

By concentrating work on the American market and at the same time bringing in external resources, we expect to have a better future base for the company’s veterinary products Paccal Vet and Doxophos Vet. In the time ahead the work on external financing will continue in parallel with development of the product candidates and planning and commercialization. The aim is to list AdvaVet on the Nasdaq Capital Markets in New York. For the time being the company continues to be wholly owned by Oasmia.

MUMS designation (minor use/minor species) is granted by the FDA either for a small area of use within a common species such as dogs, or for treatment of a less common species. The most interesting aspect of MUMS is the eligibility to apply for conditional market approval with seven years market exclusivity. Conditional market approval enables the manufacturer to make the product available before all necessary efficacy data have been obtained. However, safety data must prove that the product is safe.

Oasmia Pharmaceutical AB (publ) – Interim Report May – July 2018 5 (19)

THE COMPANY

Spin-off of veterinary business to AdvaVet completed

All veterinary assets have now been spun off to the US-based AdvaVet Inc. The company has recruited management and the Board and is working with several American advisors to ensure financing, development and commercialization.

Results from Oasmia Pharmaceutical’s phase III study presented at ASCO’s annual meeting in June

At the meeting Oasmia presented results which are a follow-up of the randomized phase III study with 789 patients with a relapse of platinum-sensitive ovarian cancer. The follow-up results include survival data and relapse frequency in groups of patients included in the study. The meeting was held in Chicago between June 1 and June 5, 2018.

Adjustment of terms of loan

The company, Arwidsro Investment and MGC Capital have agreed on an extension until September 30 for payment of the loan communicated on January 2, 2108. This is so that the company will be given time to complete ongoing activities. In all other respects the same terms apply to the loan. The company intends to replace the previous existing loan no later than September 30, 2018.

Application for marketing authorization for Apealea in the final stages

The European Medicines Agency (EMA), which is processing the application for marketing authorization for Apealea in the EU, came back after the July meeting of the Committee for Medicinal Products for Human Use (CHMP) with a question that the company answered in August.

The company withdrew its application for orphan drug status for Apealea in the EU

In parallel with the review process for the application for marketing authorization, the Committee for Orphan Medicinal Products (COMP) carries out a routine assessment of whether the status of orphan drug is to be retained. The classification as an orphan drug is based on the prevalence of the condition, whereby it must impact less than five out of every 10,000 EU citizens, and on the expected benefits of the drug. The latest available data from the Nordic countries shows that the prevalence is now as high as 17.1 women out of every 10,000 women. In the light of this and other factors, and after having had the opportunity to present its views to COMP, Oasmia withdrew its application regarding Apealea’s status as an orphan drug.

EVENTS AFTER CLOSING DAY

GMP certificate issued by the Russian Ministry of Health

Due to new requirements on the part of the Russian Ministry of Health, Oasmia was inspected in the spring. The inspection proceeded without any significant comments and in August the GMP certificate was finally received. Approval means, amongst other things, that deliveries to Russia can be resumed.

The company’s loan from Nexttobe of MSEK 108 was replaced and pro-longed

Oasmias previos loan from Nexttobe of MSEK 108 was taken over by a consortium and pro-longed until September 30, 2019.

Oasmia Pharmaceutical AB (publ) – Interim Report May – July 2018 6 (19)

FINANCIAL INFORMATION2

Consolidated income statement in brief

	2018	2017	2017/18
TSEK	May-Jul	May-Jul	May-Apr
Net sales	128	20	3,169
Change in inventories of products in progress and finished goods	(230)	(8)	(1,450)
Capitalized development costs	2,449	2,204	9,157
Other operating income	57	34	1,753
Operating expenses	(28,976)	(30,670)	(116,352)
Operating income (loss)	(26,572)	(28,421)	(103,724)
Net income (loss) for the period	(31,102)	(31,713)	(118,013)
Earnings (loss) per share, before and after dilution in SEK	(0.18)	(0.23)	(0.71)
Comprehensive income (loss) for the period	(31,097)	(31,715)	(118,036)

FIRST QUARTER

May 1 – July 31, 2018

Net sales

Net sales amounted to TSEK 128 compared to TSEK 20 in the first quarter the previous year and consisted of sales of supplies to the tune of TSEK 54 compared to TSEK 20 in the first quarter the previous year and of royalties of TSEK 74 compared to TSEK 0 in the first quarter the previous year.

Change in inventories of products in progress and finished goods

The change in inventories of products in progress and finished goods amounted to TSEK (230) during the quarter compared to TSEK (8) in the corresponding quarter the previous year.

Capitalized development costs

Capitalized development costs, which refer to phase III clinical trials for the product candidates Paclical and Paccal Vet, amounted to TSEK 2,449 compared to TSEK 2,204 in the first quarter the previous year. The capitalized development costs during the quarter are attributable to Paclical in their entirety. The Paccal Vet studies did not have any activity during the quarter. All capitalization of development costs during the corresponding period the previous year was also attributable to Paclical.

Other operating income

Other operating income amounted to TSEK 57 compared to TSEK 34 in the first quarter the previous year.

Operating expenses

Operating expenses, including depreciation, amortization and impairments, were lower than for the corresponding quarter the previous year and amounted to TSEK 28,976 compared to TSEK 30,670 in the first quarter the previous year. The decrease is primarily due to lower costs for clinical studies.

The number of employees at the end of the quarter was 57 compared to 61 at the end of the first quarter the previous year.

Net loss for the quarter

The net loss after tax was TSEK 31,102 compared to TSEK 31,713 in the first quarter the previous year. Despite lower operating expenses this year than during the corresponding period last year, the net loss after tax is only marginally better. This is primarily due to the fact that the decrease in operating expenses is counteracted by increased financial expenses of TSEK 4,539 compared to TSEK 3,320 in the first quarter the previous year.

Oasmia’s business activities were not affected by seasonal variation or cyclical effects.

2 Figures within parentheses represent negative amounts.

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Cash flow and capital expenditure

The cash outflow from operating activities was TSEK 18,870 compared to TSEK 39,950 in the corresponding period the previous year. The improvement compared to last year is primarily attributable to the positive development of working capital, but is also due to lower operating expenses, see above, and lower interest paid.

The cash outflow from investing activities was TSEK 2,931 compared to an outflow of TSEK 2,651 in the corresponding period the previous year. Capital expenditure during the quarter comprised investments in intangible assets of TSEK 2,931 compared to TSEK 2,521 in the corresponding period the previous year and consisted of capitalized development costs of TSEK 2,449 compared to TSEK 2,204 in the corresponding period the previous year and of patents of TSEK 482 compared to TSEK 317 in the corresponding period the previous year. Investments in property plant and equipment were TSEK 0 compared to TSEK 130 in the corresponding period the previous year.

Cash inflow from financing activities amounted to TSEK 6,801 compared to TSEK 143,006 in the corresponding period the previous year. This was due to the fact that an inflow comprising TSEK 17,000 for the convertible debt instruments issued during the previous financial year, but not yet paid for at April 30, 2018, was paid and that TSEK 4,801 of the bank credit facility available was utilized. In addition to this inflow, TSEK 15,000 of the convertible debt instruments which matured in April 2018, and were then replaced by short-term promissory notes, was paid out.

Financing

Oasmia had a loan of TSEK 102,419 from Nexttobe AB, which up until October 31, 2016 was Oasmia’s second largest shareholder. This loan carries interest of 8.5 percent. The loan was due on July 31, 2018 and was in August 2018 overtaken by other lenders.

In April 2017, 26 convertible debt instruments were issued at a price of SEK 1,000,000 each, in total TSEK 26,000. These convertible debt instruments carried interest of 8.5 percent and matured on April 18, 2018. Upon maturity, accrued interest was paid while the principal was replaced by short-term promissory notes carrying interest of 8.5%. Of these, TSEK 15,000 was repaid during the quarter and TSEK 11,000 remains.

Convertible debt instruments of TSEK 28,000 were issued in November 2017. These instruments consist of 28 convertibles of TSEK 1,000 each. The instruments carry 8.0 percent interest and mature on November 30, 2018 unless there is prior conversion. These convertibles can be converted at a price of SEK 3.10 per share. In July 2018, TSEK 9,000 of these instruments was converted, and thus 2,903,224 new shares were issued. In the event of conversion of the remaining convertibles, 6,129,034 new shares would be issued.

In April 2018, 26 convertible debt instruments were issued at a price of SEK 1,000,000 each, in total TSEK 26,000. These convertible debt instruments carry interest of 8 percent and mature on April 22, 2019, unless there is prior conversion. These convertibles can be converted at a price of SEK 4.90 per share. Full conversion would entail the issue of 5,306,122 new shares. During the quarter TSEK 10,000 was received and the remaining amount was received in August.

Furthermore, at July 31, 2018 there were non-negotiable promissory notes totalling TSEK 6,000 which carry 8.5 percent interest.

At July 31, 2018 the bank credit facility at the disposal of the company had been utilized in the amount of TSEK 4,801.

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Outstanding warrants

As of July 31, 2018, the number of outstanding instruments was as follows:

	Number of warrants and convertibles	Maximum number of shares
Warrants which can be converted to three shares	1,280,750	3,842,250
Warrants which can be converted to one share, Board and management	5,543,182	5,543,182
Warrants which can be converted to one share, others	34,979,061	34,979,061
Convertibles	45	11,435,156
Maximum number of shares		55,799,649

These instruments do not entail any dilution effect as of July 31, 2018, but may do so in the future.

Financial position

The consolidated cash and cash equivalents at the end of the quarter totalled TSEK 584 compared to TSEK 128,406 at the end of the first quarter the previous year. Interest-bearing liabilities were TSEK 168,445 and consisted of a loan from Nexttobe, convertible debt instruments, bank credit and non-negotiable promissory notes. The corresponding amount the previous year was TSEK 160,806 and consisted of a loan from Nexttobe, bank loans and convertible debt instruments.

Unutilized credit facilities at the end of the quarter amounted to TSEK 199 with a bank compared to TSEK 5,000 at the end of the first quarter the previous year and TSEK 40,000 with one of the principal owners, Alceco International S.A., compared to TSEK 40,000 at the end of the first quarter the previous year.

At the end of the quarter equity amounted to TSEK 321,799 compared to TSEK 406,007 at the end of the first quarter the previous year, the equity/assets ratio was 60% compared to 65% at the end of the first quarter the previous year and the net debt/equity ratio was 52% compared to 8% at the end of the first quarter the previous year.

Future financing

Oasmia has two products approved, but this does not allow the company’s business operations to generate sufficient cash flow. Work is therefore continuously conducted on finding other financing alternatives. This work includes the company engaging in discussions with potential collaboration partners about the licensing of distribution and sales rights, negotiations with new and existing investors, financiers and lenders, and the company securing resources so that future forecast revenue flows materialize in regions where the company’s products are registered.

The Group’s available cash and cash equivalents and unutilized credit facilities at July 31, 2018 do not provide the liquidity necessary to run the planned business operations in the coming 12 months. In the light of the ongoing work on possible financing alternatives and the recent development of the company, it is the Board’s assessment that the outlook is good for financing the company’s business operations during the coming year. If sufficient financing is not obtained, there is a risk that it may not be possible to continue operations.

Oasmia Pharmaceutical AB (publ) – Interim Report May – July 2018 9 (19)

Key ratios and other information

	2018	2017	2017/18
	May-Jul	May-Jul	May-Apr
Number of shares at the end of the year, before and after dilution, in thousands	179,310	172,881	176,406
Weighted average number of shares, before and after dilution, in thousands	176,974	136,675	166,196
Earnings (loss) per share, before and after dilution, SEK	(0.18)	(0.23)	(0.71)
Equity per share, SEK	1.79	2.35	1.96
Equity/assets ratio, %	60	65	61
Net debt, TSEK	167,861	32,400	171,680
Net debt/equity ratio, %	52	8	50
Return on total assets, %	neg	neg	neg
Return on equity, %	neg	neg	neg
Number of employees at the end of the period	57	61	58

Definitions

Earnings per share: Income for the period attributable to Parent Company shareholders divided by the weighted average number of shares, before and after dilution, in the period.

Equity per share: Equity referred to shareholders in the parent company as a ratio of the number of shares at the end of the period.

Equity/assets ratio: Equity as a ratio of total assets.

Net debt: Total borrowings (comprising the balance sheet items liabilities to credit institutions, convertible debt instruments and other borrowings) with deduction of cash, cash equivalents and short-term investments.

Net debt/equity ratio: Net debt as a ratio of equity.

Return on total assets: Income before interest expenses as a percentage of the average balance sheet total.

Return on equity: Income before taxes as a ratio of average equity.

The key ratios found above are generic key ratios often used in analyses and comparisons between different companies. They are therefore given to enable the reader to rapidly and summarily evaluate Oasmia’s financial situation and possibly compare with other companies.

These have been calculated as follows:

	2018	2017	2017/18
Earnings per share	May-Jul	May-Jul	May-Apr
Income for the period attributable to Parent Company shareholders, TSEK	(31,094)	(31,713)	(118,007)
Weighted average number of shares, before and after dilution, thousands	176,817	136,675	166,196
Earnings per share, SEK	(0.18)	(0.23)	(0.71)

Equity per share
Equity attributable to Parent Company shareholders at end of period, TSEK	321,812	406,007	345,042
Number of shares at end of period, thousands	179,310	172,881	176,406
Equity per share, SEK	1.79	2.35	1.96

Equity/assets ratio
Equity at end of period, TSEK	321,799	406,007	345,036
Total assets at end of period, TSEK	538,768	622,925	568,075
Equity/assets ratio	60%	65%	61%

Net debt, TSEK
Liabilities to credit institutions	4,801	-	-
Convertible debt instruments	44,225	24,887	52,841
Other borrowings	119,419	135,919	134,419
Total borrowings	168,445	160,806	187,260

Cash and cash equivalents	584	128,406	15,580
Total cash and cash equivalents	584	128,406	15,580
Net debt	167,861	32,400	171,680

Net debt/equity ratio
Net debt, TSEK	167,861	32,400	171,680
Equity, TSEK	321,799	406,007	345,036
Net debt/equity ratio	52%	8%	50%

Oasmia Pharmaceutical AB (publ) – Interim Report May – July 2018 10 (19)

Financial Statements (Unaudited)

Consolidated income statement

		2018	2017	2017/18
TSEK	Note	May-Jul	May-Jul	May-Apr
Net sales		128	20	3,169
Change in inventories of products in progress and finished goods		(230)	(8)	(1,450)
Capitalized development costs		2,449	2,204	9,157
Other operating income		57	34	1,753
Raw materials, consumables and goods for resale		(972)	(327)	(2,953)
Other external expenses		(14,363)	(16,543)	(60,235)
Employee benefit expenses		(12,365)	(12,684)	(48,371)
Depreciation, amortization and impairment		(1,276)	(1,116)	(4,794)
Operating income (loss)		(26,572)	(28,421)	(103,724)

Financial income		8	28	101
Financial expenses		(4,539)	(3,320)	(14,390)
Financial income and expenses, net		(4,530)	(3,292)	(14,289)

Income (loss) before taxes		(31,102)	(31,713)	(118,013)

Taxes	2	-	-	-
Income (loss) for the period		(31,102)	(31,713)	(118,013)

Income (loss) for the period attributable to:
Parent Company shareholders		(31,094)	(31,713)	(118,007)
Non-controlling interests		(8)	-	(6)

Earnings (loss) per share, before and after dilution, SEK		(0.18)	(0.23)	(0.71)

Consolidated statement of comprehensive income

		2018	2017	2017/18
TSEK	Note	May-Jul	May-Jul	May-Apr
Income (loss) for the period		(31,102)	(31,713)	(118,013)
Other comprehensive income (loss)
Items that may be subsequently reclassified to the income statement:
Translation differences		5	(2)	(23)
Total other comprehensive income (loss)		5	(2)	(23)
Comprehensive income (loss) for the period		(31,097)	(31,715)	(118,036)

Comprehensive income (loss) attributable to:
Parent Company shareholders		(31,089)	(31,715)	(118,030)
Non-controlling interests		(8)	-	(6)

Comprehensive earnings (loss) per share, before and after dilution, SEK		(0.18)	(0.23)	(0.71)

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Consolidated statement of financial position

TSEK	Note	Jul 31, 2018	Jul 31, 2017	Apr 30, 2018
ASSETS
Non-current assets
Property, plant and equipment		14,710	17,685	15,527
Capitalized development costs	3	428,528	419,126	426,079
Other intangible assets		45,980	36,185	45,957
Financial non-current assets		2	2	2
Total non-current assets		489,220	472,998	487,565

Current assets
Inventories	4	11,233	13,450	9,746
Accounts receivable		1,569	-	1,578
Other current receivables		17,543	1,859	34,371
Prepaid expenses and accrued income		18,619	6,212	19,234
Cash and cash equivalents		584	128,406	15,580
Total current assets		49,547	149,927	80,509

TOTAL ASSETS		538,768	622,925	568,075

EQUITY
Capital and reserves attributable to Parent Company shareholders
Share capital		17,931	17,288	17,641
Non-registered share capital		-	366	-
Other capital provided		1,241,287	1,206,927	1,232,290
Reserves		(24)	(7)	(29)
Retained earnings including income (loss) for the year	9	(937,382)	(818,566)	(904,860)
Equity attributable to Parent Company shareholders		321,812	406,007	345,042
Equity attributable to non-controlling interests		(14)	-	(6)
Total equity		321,799	406,007	345,036

LIABILITIES
Current liabilities
Liabilities to credit institutions	6	4,801	-	-
Convertible debt instruments		44,225	24,887	52,841
Other short-term borrowings		119,419	135,919	134,419
Accounts payable		15,541	19,147	9,256
Other current liabilities		3,248	16,154	3,504
Accrued expenses and deferred income		29,736	20,812	23,019
Total current liabilities		216,970	216,918	223,039

Total liabilities		216,970	216,918	223,039

TOTAL EQUITY AND LIABILITIES		538,768	622,925	568,075

Any contingent liabilities and pledged assets are reported in note 6

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Consolidated statement of changes in equity

	Attributable to Parent Company shareholders
TSEK	Share capital	Non-registered share capital	Other capital provided	Reserves	Retained earnings incl. income (loss) for the year	Total equity attributable to Parent Company shareholders	Non-controlling interests	Total equity
Opening balance as of May 1, 2017	11,904	706	1 074,619	(6)	(786 853)	300,371	-	300 371
Income (loss) for the period	-	-	-	-	(31 713)	(31,713)	-	(31 713)
Other comprehensive income (loss)	-	-	-	(2)	-	(2)	-	(2)
Comprehensive income (loss) for the period	0	0	0	(2)	(31,713)	(31,715)	0	(31,715)
Warrants	-	-	972	-	-	972		972
New share issues	5,384	(340)	147,001	-	-	152,045	-	152,045
Issue expenses	-	-	(15,665)	-	-	(15,665)	-	(15,665)
Closing balance as of July 31, 2017	17,288	366	1,206,927	(8)	(818,566)	406,007	0	406,007

Opening balance as of May 1, 2017	11,904	706	1,074,619	(6)	(786,853)	300,371	-	300,371
Income (loss) for the year	-	-	-	-	(118,007)	(118,007)	(6)	(118,013)
Other comprehensive income (loss)	-	-	-	(23)	-	(23)	-	(23)
Comprehensive income (loss) for the year	0	0	0	(23)	(118,007)	(118,031)	(6)	(118,036)
Warrants	-	-	13,713	-	-	13,713	-	13,713
Equity component in issue of convertible debt instruments	-	-	985	-	-	985	-	985
New share issues	5,737	(706)	158,472	-	-	163,503	-	163,503
Issue expenses	-	-	(15,500)	-	-	(15,500)	-	(15,500)
Closing balance as of April 30, 2018	17,641	0	1,232,290	(29)	(904,860)	345,042	(6)	345,036

Opening balance as of May 1, 2018	17,641	0	1,232,290	(29)	(904,860)	345,043	(6)	345,036
Adjustment due to changed accounting policies	-	-	-	-	(1,427)	(1,427)	-	(1,427)
Adjusted opening balance as of May 1, 2018	17,641	0	1,232,290	-29	(906,288)	343,616	(6)	343,609
Income (loss) for the period	-	-	-	-	(31,094)	(31,094)	(8)	(31,102)
Other comprehensive income (loss)	-	-	-	5	-	5	-	5
Comprehensive income (loss) for the period	0	0	0	5	(31,094)	(31,089)	(8)	(31,097)
Reversal of expenses upon conversion of convertible debt instruments	-	-	290	-	-	290	-	290
New share issues	290	-	8,710	-	-	9,000	-	9,000
Issue expenses	-	-	(3)	-	-	(3)	-	3
Closing balance as of July 31, 2018	17,931	0	1,241,287	(24)	(937,382)	321,812	(14)	321,799

Oasmia Pharmaceutical AB (publ) – Interim Report May – July 2018 13 (19)

Consolidated cash flow statement

	2018	2017	2017/18
TSEK	May-Jul	May-Jul	May-Apr
Operating activities
Operating income (loss) before financial items	(26,572)	(28,421)	(103,724)
Adjustments for non-cash items	1,276	1,116	6,420
Interest received	8	28	101
Interest paid	(421)	(4,026)	(10,126)
Cash flow from operating activities before working capital changes	(25,709)	(31,302)	(107,329)

Change in working capital
Change in inventories	(1,487)	235	2,869
Change in accounts receivable	9	35	(1,543)
Change in other current receivables	578	328	335
Change in accounts payable	6,228	(2,385)	(11,755)
Change in other current liabilities	1,511	(6,860)	(6,211)
Cash flow from operating activities	(18,870)	(39,950)	(123,634)

Investing activities
Investments in intangible assets	(2,931)	(2,521)	(21,037)
Investments in property, plant and equipment	-	(130)	(415)
Cash flow from investing activities	(2,931)	(2,651)	(21,452)

Financing activities
Increase in liabilities to credit institutions	4,801	-	-
Borrowings	-	1,000	3,000
Repayments of loans	(15,000)	(9,500)	(39,000)
Convertible debt instruments	17,000	-	21,000
Warrants	-	-	199
New share issues	-	152,045	159,282
Issue expenses	-	(539)	(11,826)
Cash flow from financing activities	6,801	143,005	132,656

Cash flow for the period	(14,999)	100,405	(12,430)
Exchange rate differences in cash & cash equivalents	3	0	10
Cash and cash equivalents at beginning of the period	15,580	28,001	28,001
Cash and cash equivalents at end of the period	584	128,406	15,580

Oasmia Pharmaceutical AB (publ) – Interim Report May – July 2018 14 (19)

Notes to Unaudited Financial Statements

Note 1 Accounting policies etc

This report is presented in accordance with IAS 34, Interim Financial Reporting and the Swedish Securities Market Act. The consolidated accounts are presented in accordance with the International Financial Reporting Standards (IFRS) and interpretations by the International Financial Reporting Interpretations Committee (IFRIC), RFR 1, Supplementary Accounting Rules for Groups and the Swedish Annual Accounts Act. The accounting policies and calculation methods for the Group are unchanged compared to those described in the Annual Report for the financial year May 1, 2017 – April 30, 2018, apart from the fact that the company has applied IFRS 15 and IFRS 9 since May 1, 2018. An account of these is given below.

Apart from the two cases mentioned above, new or revised IFRS standards or interpretations by IFRIC that have become effective since May 1, 2018 have not had any effect on Oasmia’s financial reports. Similar to what was the case at the end of the previous financial year, financial instruments’ carrying amounts are the same as fair values with the exception of the convertible debt instruments. The fair values of these amount to TSEK 46,057, while their carrying amount including accrued interest is TSEK 45,826. The Group currently has only one operating segment and therefore does not disclose any segment information.

The following new IFRS have been applied by Oasmia since May 1, 2018:

IFRS 9 Financial instruments: This standard came into force on January 1, 2018 and is applied by Oasmia as from the 2018/2019 financial year.

IFRS 9 Financial Instruments replaces IAS 39 and covers reporting of financial assets and liabilities. With regard to the classification and measurement of financial instruments, IFRS 9 involves simplifications compared to IAS 39. In order to assess how financial instruments are to be recognized pursuant to IFRS 9, the company should take into account the contractual cash flows and the business model within which the instrument is held.

One effect of IFRS 9, compared to IAS 39, is that credit losses will be recognized earlier. The criteria for hedge accounting have also been changed.

The introduction of this standard has not had any significant impact on the current report.

IFRS 15 Revenue from Contracts with Customers: This standard came into effect on January 1, 2018 and is applied by Oasmia as from the 2018/2019 financial year.

This standard primarily replaces IAS 18 Revenue, which is the standard that has regulated the reporting of revenue so far. The basic principle for when a revenue may be recognized pursuant to IFRS 15 is when the customer can use the goods acquired or can profit from the benefit of a service, while IAS 18 focuses more on when risk is transferred from the vendor to the purchaser.

When it is introduced, IFRS 15 shall also be applied retroactively to previous periods in accordance with one of the following methods:

•	Complete retroactive application to previous periods.
•	The combined effect of a first application is reported as an adjustment of the opening balance of equity.

Oasmia has chosen to apply the second method, that is to only adjust the opening balance of equity. The impact of this adjustment has involved a reduction of equity of approximately MSEK 1.4. This derives from different reporting of the distribution rights for Oasmia’s Russian distributor that were invoiced and taken up as revenue in the last financial year. A further account of this is given in note 9 below.

The following new IFRS is expected to impact Oasmia’s financial reporting in coming financial years:

IFRS 16 Leasing: This standard comes into effect on January 1, 2019, which means that it will be applied by Oasmia as from the 2019/2020 financial year.

IFRS 16 requires the lessee to report, at the beginning of the leasing agreement, the right to use the leased assets in the balance sheet and at the same time a lease liability is to be reported. For Oasmia this will primarily mean that the rental agreements now reported as operational leasing agreements will be recognized in the balance sheet. The assets will be amortized during the time they are used and leasing rates will be reported both as the payment of instalments on the leasing liability and as an interest expense in the income statement.

The leasing liability may also be reassessed during the term of the lease under certain circumstances, for example if modifications are made to the lease.

There will be two exceptions, however. Leased assets of low value and short-term leasing (for a period of no more than twelve months) will be exempt from the obligation to capitalize the right of use and to enter the expected leasing payments as a liability.

It is estimated that the balance sheet total will consequently increase by approximately MSEK 20-25. It will also mean that expenses of approximately MSEK 6-7 per year, which are now reported in the income statement under Other external expenses, will be reported either as depreciation or as interest expenses.

Oasmia Pharmaceutical AB (publ) – Interim Report May – July 2018 15 (19)

Note 2 Taxes

The Group has accumulated losses carried forward, related to previous years and this quarter, amounting to TSEK 1,040,016 compared to TSEK 925,092 at the end of the first quarter the previous year. There are currently no sufficiently convincing reasons to assume that tax losses carried forward can be utilized against future profits and therefore no deferred tax asset has been considered in the balance sheet.

Note 3 Capitalized development costs

Oasmia capitalizes development costs consisting of the company’s investments in clinical phase III trials for the product candidates Paclical and Paccal Vet. The accumulated assets per product candidate are disclosed below.

TSEK	Jul 31, 2018	Jul 31, 2017	Apr 30, 2018
Paclical	319,120	309,851	316,671
Paccal Vet	109,408	109,275	109,408
Total	428,528	419,126	426,079

During the quarter all veterinary assets, including the capitalized development costs for Paccal Vet of MSEK 109, were transferred from the Parent Company to the American subsidiary AdvaVet.

Note 4 Inventories

TSEK	Jul 31, 2018	Jul 31, 2017	Apr 30, 2018
Valued at cost of acquisition

Raw materials and consumables	4,810	5,354	3,092
Products in progress	6,423	8,096	6,653
Finished products	0	0	0
Total	11,233	13,450	9,745

Goods have been expensed or written down as follows:

	2018	2017	2017/18
TSEK	May-Jul	May-Jul	May-Apr
Goods expensed	-	-	-
Goods written down	-	-	1,069

Note 5 Transactions with related parties

At July 31, 2018, Oasmia had a credit facility of TSEK 40,000, compared to TSEK 40,000 at the end of the first quarter the previous year, provided by one of the company’s largest shareholders, Alceco International S.A. The interest rate on utilized credit is 5 percent. As of July 31, 2018, it was completely unutilized, which was also the case as of July 31, 2017.

A loan of TSEK 6,000 plus TSEK 96 was repaid to Arwidsro Investment AB, Oasmia’s principal owner, during the quarter. During the previous financial year Arwidsro issued a promise of credit of TSEK 75,000 which at July 31, 2018 still had not been utilized. This will be utilized when the loan from Nexttobe is repaid (see “Financing” above).

During the quarter the Parent Company transferred all veterinary assets to the American subsidiary AdvaVet free of charge. The carrying amount of these assets, MSEK 109, has been recognized in the Parent Company as “Participations in Group companies”.

No other material transactions with related parties occurred during the quarter beyond remuneration provided to members of the Board and employees.

Note 6 Contingent liabilities and pledged assets

The Parent Company has issued a floating charge of TSEK 8,000 to a bank as security for an overdraft facility of TSEK 5,000, and as the limit for a foreign currency derivative of TSEK 3,000.

During the financial year 2016/17 warrants were issued in programmes for the Board and management. As these were invalid, however, an Extraordinary General Meeting on June 2, 2017 adopted a resolution whereby these programmes were cancelled. A possible consequence of the programmes being invalid and cancelled could be that the company’s income statement is negatively impacted. However, it is difficult to estimate or determine the sum total of this eventuality. This disclosure is therefore made without specifying any impact on the income statement.

The Parent Company has given a guarantee to a former employee regarding any costs stemming from employment at Oasmia that might later affect the employee.

A claim has been filed against Oasmia by one of its suppliers which the company has contested in its entirety. It is difficult to evaluate a likely outcome or cost as a result of the claim. The best assessment of the Board and management is that the company might be impacted by a cost amounting to approximately MSEK 10 in the event of a negative outcome of a potential legal dispute.

Oasmia Pharmaceutical AB (publ) – Interim Report May – July 2018 16 (19)

Note 7 Risk factors

The Group is subjected to a number of different risks through its business. By creating awareness of the risks involved in the business these risks can be limited, controlled and managed at the same time as business opportunities can be utilized to increase earnings. The risks to Oasmia’s business activities are described in the Annual Report for the financial year May 1, 2017 – April 30, 2018. No further risks have occurred during the period.

Note 8 Future financing

Oasmia has two products approved, but this does not allow the company’s business operations to generate sufficient cash flow. Work is therefore continuously conducted on finding other financing alternatives. This work includes the company engaging in discussions with potential collaboration partners about the licensing of distribution and sales rights, negotiations with new and existing investors, financiers and lenders, and the company securing resources so that future forecast revenue flows materialize in regions where the company’s products are registered.

The Group’s available cash and cash equivalents and unutilized credit facilities at July 31, 2018 do not provide the liquidity necessary to run the planned business operations in the coming 12 months. In the light of the ongoing work on possible financing alternatives and the recent development of the company, it is the Board’s assessment that the outlook is good for financing the company’s business operations during the coming year. If sufficient financing is not obtained, there is a risk that it may not be possible to continue operations.

Note 9 Adjustment of equity due to changed accounting policies

During the past financial year, 2017/2018, Oasmia invoiced its Russian partner TUSD 200, translated to TSEK 1,595, for the distribution rights in the countries specified in the distribution agreement. This sum was recognized as revenue in 2017/2018 and was included in the “Net sales” row in the income statement.

Under IFRS 15, which Oasmia has applied since the beginning of the current financial year, when calculating the transaction price of a transaction, payment from a customer shall be adjusted for any financing component that arises if the agreed time for payment results in a (significant) financing benefit for the company. As the distribution agreement in question is valid for five years, with an optional two-year extension, the invoiced TSEK 1,595 is assessed to contain a financing component, which is calculated to be TSEK 485. The transaction price has thus been calculated to be TSEK 2,080. The transaction price and the financing component are recorded as revenue and an expense, respectively, and are then distributed over the duration of the agreement, that is 7 years. This means that if IFRS 15 had been valid in 2017/2018, TSEK 198 would have been recognized in the income statement as “Net sales” for that financial year and TSEK 31 would have been recognized in the income statement as “Financial expenses”.

The following table illustrates the difference between how this was recognized in 2017/2018 and how it would have been recognized if IFRS 15 had been valid then:

	Invoiced distribution rights
	Recognized 2017/18	Under IFRS 15	Difference
Net sales	1,595	198	(1,397)
Financial expenses	-	(31)	(31)
Income for the year 2017/18	1,595	167	(1,427)

Equity was adjusted by TSEK (1,427) at May 1, 2018.

Oasmia Pharmaceutical AB (publ) – Interim Report May – July 2018 17 (19)

The Board of Directors and the CEO of Oasmia Pharmaceutical AB certify that this interim report gives a fair view of the Parent Company’s and Group’s activities, position and results and describes essential risks and uncertainty factors that the Parent Company and the companies that are part of the Group face.

August 31, 2018

Uppsala

Julian Aleksov, Executive Chairman	Bo Cederstrand, Member of the Board

Alexander Kotsinas, Member of the Board	Lars Bergkvist, Member of the Board

Per Langö, Member of the Board	Mikael Asp, CEO

This information is information that Oasmia Pharmaceutical AB (publ) is obliged to make public pursuant to the EU Market Abuse Regulation and the Swedish Securities Market Act. The information was submitted for publication, through the agency of the contact person set out below, at 08:30 CET on August 31, 2018.

Annual General Meeting

The Annual General Meeting will be held on September 25, 2018 in the company offices in Uppsala. Notice of the Meeting was distributed on Friday, August 25, which was earlier than four weeks before the Meeting. For more information, see the company website www.oasmia.se

COMPANY INFORMATION

Oasmia Pharmaceutical AB (publ)

Corp. reg. no. 556332-6676

Domicile: Stockholm

Address and telephone number of the main office

Vallongatan 1, 752 28 UPPSALA, SWEDEN

Phone: +46 18-50 54 40, www.oasmia.com, E-mail: info@oasmia.com

Questions concerning this report should be addressed to:

Mikael Asp, CEO, Phone: +46 18-50 54 40, E-mail: mikael.asp@oasmia.com

Oasmia Pharmaceutical AB (publ) – Interim Report May – July 2018 18 (19)

FUTURE REPORT DATES

Annual report 20-F May 2017 – April 2018	August 31, 2018
Interim report May 2018 – October 2018	November 30, 2018
Interim report May 2018 – January 2019	March 1, 2019
Year-end report May 2018 – April 2019	June 5, 2019
Interim report May 2019 – July 2019	September 6, 2019

Oasmia Pharmaceutical AB (publ) – Interim Report May – July 2018 19 (19)

Key figures in USD (additional information)

Solely for the convenience of the reader, some key figures have been translated into USD as additional information for shareholders in the U.S. It is not the official report in the functional currency of Oasmia, which is SEK. Swedish krona has been translated into U.S. dollars at the closing rate as per July 31, 2018 which was 8.7856 SEK per one USD (source: Federal Reserve Bank of New York). This rate has been used for conversion of currency for all figures including those from previous periods.

	2018	2017	2017/18
$ thousand if nothing else is stated	May-July	May-July	May-Apr

Key ratios and other information
Number of shares at the end of the period, before and after dilution, in thousands	179,310	172,881	176,406
Weighted average number of shares, before and after dilution, in thousands	176,974	136,675	166,196
Earnings (loss) per share, before and after dilution, in $	(0.02)	(0.03)	(0.08)
Equity per share, $	0.20	0.27	0.22
Equity/Assets ratio, %	60	65	61
Net debt	19,106	3,688	19,541
Net debt/Equity ratio, %	52	8	50
Number of employees at the end of the period	57	61	58

Consolidated income statement in brief
Net sales	15	2	361
Capitalized development cost	279	251	1,042
Operating income (loss)	(3,024)	(3,235)	(11,806)
Financial income and expenses - net	(516)	(375)	(1,626)
Income (loss) before taxes	(3,540)	(3,610)	(13,433)
Income (loss) for the period	(3,540)	(3,610)	(13,433)
Comprehensive income (loss) for the period	(3,540)	(3,610)	(13,435)

Consolidated statement of financial position in brief
Total non-current assets	55,684	53,838	55,496
Total current assets	5,640	17,065	9,164
Total assets	61,324	70,903	64,660
Total equity	36,628	46,213	39,273
Total current liabilities	24,696	24,690	25,387
Total liabilities	24,696	24,690	25,387
Total equity and liabilities	61,324	70,903	64,660

Consolidated cash flow statement in brief
Operating income (loss) before financial items	(3,024)	(3,235)	(11,806)
Cash flow from operating activities before changes in working capital	(2,926)	(3,563)	(12,216)
Cash flow from operating activities	(2,148)	(4,547)	(14,072)
Cash flow from investing activities	(334)	(302)	(2,442)
Cash flow from financing activities	774	16,277	15,099
Cash flow for the period	(1,707)	11,428	(1,415)
Cash and cash equivalents at end of the period	66	14,616	1,773